Exhibit (a)(12)

FILED PSL

10 JUL 15 AM 10:54

BY	DEPUTY
HENN CO. DISTRICT
COURT ADMINISTRATOR

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

Case Type: Other Civi1

ASBESTOS WORKERS LOCAL UNION 42	:
PENSION FUND, Individually and On Behalf of	:
All Others Similarly Situated,	:	Court File No.
:
Plaintiff,	:
v.	:
:
ROBERT E. SWITZ, WILLIAM R. SPIVEY,	:	STOCKHOLDERS’
JOHN J. BOYLE, III, MICKEY P. FORET, LOIS	:	CLASS ACTION
M. MARTIN, KRISH A. PRABHU, JOHN E.	:	COMPLAINT
REHFELD, DAVID A. ROBERTS, LARRY W.	:
WANGBERG, JOHN D. WUNSCH and	:
ADC TELECOMMUNICATIONS, INC.,	:	JURY TRIAL DEMANDED
:
Defendants.	:

Plaintiff Asbestos Workers Local Union 42 Pension Fund (“Plaintiff”), by its attorneys, alleges upon information and belief, except as to paragraph 3, which Plaintiff alleges upon personal knowledge, as follows:

NATURE OF THE ACTION

1.             This is a shareholder class action brought by Plaintiff on behalf of public holders of ADC Telecommunications, Inc. (“ADC” or the “Company”) common stock asserting claims based on breaches of the ADC Board of Directors’ fiduciary duties in connection with the merger agreement entered into by ADC and Tyco Electronics, Ltd. (“Tyco”) on July 13, 2010, pursuant to which Tyco would acquire ADC at the inadequate and unfair price of $12.75 per share (hereafter, the “Proposed Buyout”). The Proposed Buyout would value ADC at roughly $1.25 billion. Plaintiff seeks to enjoin or, alternatively, rescind the Proposed Buyout in the event it is consummated.

2.             The consideration that Tyco would pay, as accepted by the ADC Board members, is unfair and inadequate because, among other things, the intrinsic value of ADC common stock is materially higher than the amount being offered to the public holders of ADC stock, giving due consideration to the Company’s recent performance and trading prices and because Tyco would achieve significant synergies from an acquisition of ADC, the value of which is not fully reflected in the merger price. The members of the ADC Board must, as their fiduciary duties require, act to maximize value for the stockholders in connection with a sale of the Company.

PARTIES

3.             Plaintiff owns and has owned common stock of ADC continuously since prior to the wrongs complained of herein.

4.             Defendant ADC is organized under the laws of the State of Minnesota, with its headquarters located at 13625 Technology Drive, Eden Prairie, MN 55344, in Hennepin County. The Company provides broadband communications network infrastructure products and related services worldwide. Its products enable the delivery of high-speed Internet data, video, and voice communications over wireline, wireless, cable, enterprise and broadcast networks. ADC sells its products through sales personnel, value-added resellers, distributors, manufacturer’s representatives, independent sales representatives, and public and private network providers. The Company was formerly known as Magnetic Controls Company and changed its name to ADC Telecommunications, Inc. in 1985. The Company’s common stock is listed on NASDAQ under the symbol “ADCT.”

5.             Defendant Robert E. Switz has served as a director of ADC since August 2003 and was appointed Chairman of the Board in 2008. Defendant Switz has been President and Chief Executive Officer since August 2003. From January 1994 until August 2003, he served as Chief Financial Officer as well as Executive Vice President and Senior Vice President. From November 2000 to April 2001, Defendant Switz served as President of ADC’s former Broadband Access and Transport Group.

6.             Defendant William R. Spivey has served as a director of ADC since September 2004. Defendant Spivey also serves as a member of the Compensation Committee and the Finance/Strategic Planning Committee.

7.             Defendant John J. Boyle, III has served as a director of ADC since November 1999. From October 1999 through April 2000, he served as Senior Vice President of ADC. Defendant Boyle serves as the Chair of the Finance/Strategic Planning Committee and as a member of the Governance Committee.

8.             Defendant Mickey P. Foret has served as a director of ADC since February 2003. Defendant Foret also serves as a member of the Audit Committee and the Finance/Strategic Planning Committee.

9.             Defendant Lois M. Martin has served as a director of ADC since March 2004. She serves as the Chair of the Audit Committee and is a member of the Governance Committee.

10.           Defendant Krish A. Prabhu has served as a director of ADC since November 2008. He is a member of the Audit Committee and of the Finance/Strategic Planning Committee.

11.           Defendant John E. Rehfeld has served as a director of ADC since September 2004. He is the Chair of the Compensation Committee and a member of the Audit Committee.

12.           Defendant David A. Roberts has served as a director of ADC since November 2008. He also serves as a member of the Compensation Committee and the Governance Committee.

13.           Defendant Larry W. Wangberg has served as a director of ADC since October 2001. He serves as the Chair of the Governance Committee and as a member of the Compensation Committee.

14.           Defendant John D. Wunsch has served as a director of ADC since 1991. He is a member of the Audit Committee and of the Compensation Committee.

15.           Defendants listed in ¶¶ 5 - 14 are hereafter referred to as the “Individual Defendants,” and, together with ADC, as “Defendants.” Each of the Individual Defendants is a member of the Company’s Board of Directors and, thus, each owes fiduciary duties of good faith, fair dealing, and loyalty to ADC’s shareholders.

CLASS ACTION ALLEGATIONS

16.           Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Minnesota Rules of Civil Procedure, on behalf of all holders of ADC common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants, Tyco and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant or Tyco, including but not limited to officers and directors of ADC and Tyco.

17.           This action is properly maintainable as a class action.

18.           The Class is so numerous that joinder of all members is impracticable. As of May 3, 2010, the Company had approximately 97 million shares of common stock outstanding and a public float of 96.3 million shares, held by hundreds, if not thousands, of individuals and entities throughout the country.

19.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

a.   Whether the Proposed Buyout is unfair to the Class;

b.   Whether the Proposed Buyout inadequately values ADC;

c.   Whether the Individual Defendants have breached their fiduciary duties to Plaintiff and other public stockholders of ADC in connection with the Proposed Buyout; and

d.   Whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein.

20.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.

21.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

22.                                 Defendants have acted and are about to act on grounds generally applicable to, and causing injury to, the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.                                    Company Background

23.                                 ADC provides the connections for wireline, wireless, cable, broadcast, and enterprise networks around the world. The Company has three business units: Global Connectivity Solutions; Network Solutions; and Professional Services. ADC products, including copper and fiber-optic cables and network access devices, enable the delivery of high-speed data. The Company’s innovative network infrastructure equipment and professional services enable high-speed Internet, data, video and voice services to residential, business and mobile subscribers. ADC has sales in more than 130 countries worldwide. The Company reported net sales of $997 million for its 2009 fiscal year, which was only 11 months long because of a change in reporting periods.

24.                                 Tyco is a leading global provider of engineered electronic components, network solutions, specialty products, and undersea telecommunication systems in the Americas, Europe, the Middle East, Africa, and Asia-Pacific, with fiscal 2009 sales of $10.3 billion. Tyco designs, manufactures and markets products for customers in a broad array of industries including automotive; data communication systems and consumer electronics; telecommunications; aerospace, defense and marine; medical; energy; and lighting. Tyco Electronics was founded in 1941 and is based in Schaffhausen, Switzerland. Tyco trades on the New York Stock Exchange under the symbol “TEL.”

25.                                 After hitting multi-year lows during the recent global economic downturn, shares of ADC have been steadily rising. In May 2010, the Company reported a narrower loss for its fiscal second quarter and analysts upgraded the stock. CEO Defendant Switz stated “[w]e are pleased with ADC’s strong financial performance in the second quarter. Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year.” Defendant Switz further stated that “[i]n addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter.”

26.                                 Recognizing that ADC shares were at a multi-year low and the Company was poised to undergo significant growth, Tyco seized on the opportunity to acquire the Company at a low price, and the ADC Board acquiesced in shortchanging ADC’s public shareholders.

B.                                    Tyco Seeks to Acquire ADC

27.                                 On July 13, 2010, ADC and Tyco announced that the two companies had entered into a definitive merger agreement under which Tyco will acquire all outstanding shares of ADC for $12.75 per share in cash, which equates to an enterprise value of approximately $1.25 billion. The Proposed Buyout will position Tyco’s Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks worldwide. The transaction is expected to be accretive to Tyco by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs.

28.                                 The Proposed Buyout is structured as a tender offer to be followed as soon as possible by a merger. Tyco and ADC expect the tender offer to close in the fourth quarter of calendar year 2010. The parties have agreed that if, following completion of the tender offer, Tyco owns at least 90% of the ADC shares, the merger will be completed without a meeting of ADC’s shareowners pursuant to Minnesota’s “short-form” merger statute.

29.                                 As further described by an ADC spokesperson Defendant Switz is expected to remain with Tyco through part of the integration process and certain other members of ADC management are expected to join the Tyco executive team on a more permanent basis.

30.                                 If the Proposed Buyout is consummated, Tyco would achieve significant synergies, the value of which is not fully reflected in the merger price. A Jefferies & Co. analyst noted the Proposed Buyout “is driven by strategic positioning and cost synergies. Tyco believes the two companies’ product portfolios and differing regional focuses complement each other nicely. ADC’s strength in data center, switching center, and fiber products goes hand-in-hand with Tyco’s strength in outside plant products. Tyco believes the combination enables it to offer a more complete product suite better positioned to exploit the deluge of consumer data consumption coming from smart phones, 3D televisions and video-conferencing.” The Jefferies analyst further noted that “[o]n the cost side, Tyco sees $100 million in total cost synergies (50% in first year), two-thirds of which would come in the form of opex reductions, and the rest from manufacturing efficiencies.”

31.                                 The combined company will offer a complete product portfolio across every major geographic market. It will also combine ADC’s Distributed Antenna System (DAS) products to expand Tyco’s wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. Additionally, Tyco Electronics will add ADC’s professional services organization in the United States to its business. These benefits are not reflected in the merger price.

32.                                 Commenting on the Proposed Buyout, Tom Lynch, Tyco’s CEO, stated:

This is a very exciting time for our company and ADC is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using — from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of ADC and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.

* * *

We expect ADC to be accretive to our earnings in the first year and to reach our target operating margin of 15 percent in the third year after the acquisition. . ..

C.                                    The Proposed Buyout Is Unfair and Coercive to ADC Shareholders

33.                                 As proposed, the merger price represents a 44% premium over the closing price of ADC stock on the day before the Proposed Buyout was announced. However, notwithstanding that Tyco would be paying a 44% premium to the pre-buyout announcement price, as Longbow Research analyst Shawn Harrison noted, “ADC shares were at multi-year low.”

34.                                 More significantly, ADC’s intrinsic value is substantially greater than the $12.75 per share price being offered by Tyco. As Defendant Switz noted in May 2010, ADC is well positioned to take “further advantage of [ADC’s] operating leverage” and the Company expects “to see continued growth in the enterprise space.” The consideration offered in connection with the Proposed Buyout is therefore inadequate and undervalues ADC. Indeed, ADC stock was already up 43% this year and was clearly poised for significant further growth. The insufficiency of the proposed merger price is further supported by the rise in the price of Tyco stock immediately after the announcement of the Proposed Buyout. Additionally, ADC did not conduct an open and fair auction process for the Company. As a result, the ADC Board failed to maximize shareholder value.

35.                                 The merger agreement, dated July 12, 2010, also includes a combination of onerous and unreasonable deal protection devices that effectively preclude topping bids.

36.                                 Section 2.04 contains a “top up” option ensuring that Tyco will acquire the requisite 90% of shares outstanding to commence a short form merger.

37.                                 Section 7.04 contains a “no shop” provision that prohibits ADC from soliciting, initiating, or knowingly facilitating any inquiries or the making of any proposal or offer that may constitute or be expected to lead to an alternative acquisition proposal.

38.                                 Further, while ADC is not allowed to solicit or invite alternative proposals, under Section 7.04(a)(i) of the merger agreement ADC can only talk with and provide information to any third-party bidder if the ADC Board determines that it has received a “superior proposal” from that bidder. Even then, the third-party bidder would be required to enter into a confidentiality agreement “with terms no less favorable” than the terms contained in the confidentiality agreement between ADC and Tyco.

39.                                 The merger agreement is also unfair to ADC shareholders because it provides for a $38 million termination fee, or 3 percent of the overall deal value, in the event that ADC terminates the merger agreement under certain circumstances.

40.                                 In addition, ADC has a Rights Agreement (also known as a “Poison Pill”), as amended and restated as of May 9, 2007. The ADC Board has decided to render the Company’s existing Rights Agreement inapplicable to the proposed merger with Tyco. However, it could remain in place in the face of any alternative bid. This also serves to protect the Proposed Buyout.

41.                                 Because the Individual Defendants dominate and control the business and corporate affairs of ADC, and are in possession of private corporate information concerning ADC’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and public shareholders of ADC which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value. Defendants seek to take advantage of this disparity and to induce the

Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

42.                                 The Individual Defendants have violated fiduciary duties owed to ADC shareholders, causing damages for which Plaintiff seeks equitable relief or, as appropriate, compensation. The Individual Defendants have failed to take adequate measures to ensure that the interests of ADC’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and unduly restricts ADC’s ability to consider and accept a competing bid.

43.                                 By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their ADC investment. Plaintiff and other members of the Class will suffer irreparable harm unless actions of Defendants are enjoined and a fair process is substituted.

44.                                 Unless enjoined by this Court, ADC may consummate the Proposed Buyout and thereby breach the fiduciary duties they owe to Plaintiff and the Class, since the Proposed Buyout would exclude the Class from its fair share of ADC’s valuable assets and businesses to the irreparable harm of the Class.

45.                                 Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duties Against the Individual Defendants)

46.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

47.           By virtue of their positions as directors of ADC the Individual Defendants owe fiduciary duties of care and loyalty to ADC and its stockholders. This requires the Individual Defendants to consider all shareholder value maximizing transactions in good faith; and base material decisions on adequate information and deliberation consistent with their duties of loyalty and care.

48.           By engaging in the foregoing conduct, including approving the Proposed Buyout, the Individual Defendants have not taken adequate steps to protect the interests of the Company’s public shareholders and have breached their fiduciary duties of loyalty, care, and good faith by, among other things, failing to act in the interest of ADC’s stockholders.

49.           The unfairness of the terms of the Proposed Buyout is compounded by the gross disparity between the knowledge and information possessed by Defendants by virtue of their positions of control over ADC and that possessed by the Company’s public shareholders.

50.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties to the detriment of ADC and its stockholders.

51.           By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary duties toward Plaintiff and other Class members.

52.           As a result of Defendants’ actions, Plaintiff and the Class have been harmed.

53.           Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Aiding and Abetting Breaches of Fiduciary Duty Against the Company)

54.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

55.           The Company has aided and abetted the Individual Defendants in their breaches of fiduciary duty. The Company knew of the Individual Defendants’ breaches of fiduciary duty, and actively and knowingly have encouraged and participated in said breaches in order to obtain the substantial financial benefits that the Proposed Buyout would provide it at the expense of ADC’s stockholders.

56.           Plaintiff and the Class will be irreparably injured as a direct and proximate result of the aforementioned acts.

57.           Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff, on behalf of itself and other public shareholders of the ADC, prays for judgment and relief as follows:

A.            Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative;

B.            Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Buyout;

C.            Preliminarily and permanently enjoining Defendants from taking any further steps to frustrate any potential transaction that would maximize shareholder value, including renegotiation of the Proposed Buyout or an alternative transaction based on an open auction or market check, to obtain maximum value.

D.            Ordering the Individual Defendants to affirmatively fulfill their fiduciary duties to Plaintiff and the other members of the Class by acting to undertake an appropriate evaluation of alternatives to maximize value for ADC’s public stockholders;

E.             To the extent, if any, that the Proposed Buyout complained of is consummated prior to the entry of final judgment, rescinding the transaction and setting it aside and/or awarding damages to the Class;

F.             Declaring that the Individual Defendants’ conduct, in executing the merger agreement and agreeing to Tyco’s offer of an inadequate price, is a breach of the Individual Directors’ fiduciary duties of loyalty, care and good faith;

G.            Requiring the Individual Defendants to conduct a fair process to evaluate the Company’s value and any available value maximizing strategic alternatives;

H.            Directing Defendants, jointly and severally, to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, including pre- and post-judgment interest at the statutory rate;

I.              Ordering the Individual Defendants to use the Rights Agreement and other machinery of the Company properly and consistent with their fiduciary duties to maximize value and not impede or abridge stockholder rights;

J.             Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees and expenses; and

K.            Granting such other and further relief as this Court may deem just and proper.

Dated: July 15, 2010

LOCKRIDGE GRINDEL NAUEN P.L.L.P

By:	/s/ Gregg M. Fishbein
Gregg M. Fishbein (No. 202009)
Karen H. Riebel (No. 219770)
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401-2159
Telephone: (612) 596-4044
Facsimile: (612) 339-0981

BARRACK, RODOS & BACINE
Jeffrey W. Golan
Julie B. Palley
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19130
Telephone: (215) 963-0600
Facsimile: (215) 963-0838

COHEN, PLACITELLA & ROTH, PC
Stewart L. Cohen
Stuart J. Guber
Two Commerce Square, Suite 2900
2001 Market Street
Philadelphia, PA 19130

Telephone: (215) 567-3500
Facsimile: (215) 567-6019

Counsel for Plaintiff
Asbestos Workers Local Union 42
Pension Fund

ACKNOWLEDGMENT

The undersigned hereby acknowledges that costs, disbursements, and reasonable attorney and witness fees may be awarded pursuant to Minn. Stat. § 549.211. subd. 2 to the party against whom the allegations in this pleading are asserted.

Dated: July 15, 2010
/s/ Gregg M. Fishbein
Gregg M. Fishbein